

April 9, 2014

<u>Via E-Mail</u>
Mr. Martin Nielson
Chief Executive Officer
E-Waste Systems, Inc.
1350 E. Flamingo, #3101
Las Vegas, Nevada 89119

> **Re:** **E-Waste Systems, Inc.**
> **Amendment No. 1 to Item 4.01 and 4.02 Form 8-K**
> **Filed March 26, 2014**
> **Response dated April 8, 2014**
> **File No. 000-54657**

Dear Mr. Nielson:

We have reviewed your response dated April 8, 2014 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Amendment No. 1 to Items 4.01 and 4.02 Form 8-K Filed March 26, 2014

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

1. We note your response to comment 1 in our letter dated March 31, 2014. Upon the earlier of the completion of the audit or the determination by your current auditor as to whether any previously published financial statements should no longer be relied upon, please amend your Item 4.02 Form 8-K to clearly tell your investors whether you will restate any previously published financial statements, and if such restatement is necessary, to provide all of the disclosures required by Item 4.02. Please tell us when you expect to provide this update to your Form 8-K.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 if you have questions regarding our comment. In his absence you may contact me at (202) 551-3737.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief

Cc: Cynthia Bitting, Esq.